SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. 4)*

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

382410-10-8

(CUSIP Number)

Steven N. Machtinger

560 Mission Street

San Francisco, CA 94105

(415) 315-7800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 382410—10—8	13 D	Page 2 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Alps Investments LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,544,341
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,544,341
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON IV

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 3 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Campbell Associates
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,442
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,442
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON PN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 4 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Donald M.Campbell Money Purchase Pension Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 262,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,629
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON PN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 5 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Daniel H. Case III Living Trust U/A Dated 7/17/00
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,286
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 516,286
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 6 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Estate of Daniel H. Case III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 7 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Stacey B. Case Living Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,663
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,663
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 8 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Michael D. Fulton and Katheryn E. Cole
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 869,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 869,507
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON IN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 9 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Laurence L. Spitters
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,452
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,452
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON IN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 10 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist California
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON CO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 11 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist Group
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON CO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 12 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist Guaranty Finance, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 13 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Donald M. Campbell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 293,518*
	8	SHARED VOTING POWER 3,051,703*
	9	SOLE DISPOSITIVE POWER 293,518*
	10	SHARED DISPOSITIVE POWER 3,051,703*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON IN

*  See Item 5 herein.

CUSIP NO. 382410—10—8	13 D	Page 14 of 17 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Guaranty Finance Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,786,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,786,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14		TYPE OF REPORTING PERSON OO

*  See Item 5 herein.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction.

This Amendment No. 4 (“Amendment No. 3”) to Schedule 13D is filed by Alps Investments LLC, a Virginia limited liability company (“Alps”); Daniel H. Case III Living Trust U/A Dated 7/17/00 (the “D. Case Trust”); Estate of Daniel H. Case III (the “D. Case Estate”); Stacey B. Case Living Trust (the “S. Case Trust”); Michael D. Fulton & Katheryn E. Cole (“Fulton & Cole”); Laurence L. Spitters (“Spitters”); Campbell Associates, a Nevada family partnership (“Campbell Associates”); Delaware Charter Guaranty Trust Co., Custodian for Donald M. Campbell Money Purchase Pension Plan (the “Plan”); Donald M. Campbell (“Campbell”); Hambrecht & Quist Group, a Delaware corporation (“H&Q Group”), Hambrecht & Quist California, a California corporation (“H&Q California”); Hambrecht & Quist Guaranty Finance LLC, a California limited liability company (“H&Q Guaranty Finance”); and Guaranty Finance Management, LLC, a Delaware limited liability company (“Guaranty Finance Management”, and, together with Alps, the D. Case Trust, the D. Case Estate, the S. Case Trust, Fulton & Cole, Spitters, Campbell Associates, the Plan, Campbell, H&Q Group, H&Q California and H&Q Guaranty Finance, the “Reporting Persons”).  This Amendment No. 4 amends the Original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 1999 by certain of the Reporting Persons, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 5, 2002 by H&Q Group, H&Q California, H&Q Guaranty Finance, Guaranty Finance Management and Campbell (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D filed with the SEC on October 9, 2002 by H&Q Group, H&Q California, H&Q Guaranty Finance, Guaranty Finance Management and Campbell (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D filed with the SEC on January 23, 2003 by the Reporting Persons (“Amendment No. 3”).

On February 12, 2002, Alps filed Amendment No. 5 to its Statement on Schedule 13G (as amended to date, the “Alps Schedule 13G”).  On February 13, 2002, Fulton & Cole filed Amendment No. 5 to their Statement on Schedule 13G (as amended to date, the “Fulton & Cole Schedule 13G”).  The Alps Schedule 13G and the Fulton & Cole Schedule 13G are incorporated by reference herein.

All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in Amendment No. 1.  The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the “Schedule 13D”) is hereby amended as follows:

Item 1.    Security and Issuer.

No change since Amendment No. 3 (“No Change”).

Item 2.    Identity and Background.

No Change.

Item 3.    Source and Amount of Funds or Other Consideration.

No Change.

Item 4.    Purpose of Transaction.

No Change.

15

Item 5.    Interest in Securities of Issuer.

No Change, except that Spitters inadvertently failed to list on his signature page to the Agreement 109,560 shares of Common Stock beneficially owned by him as a result of his ownership of warrants of the Issuer.

Accordingly, the following chart amends and restates the chart in Item 5 in Amendment No. 3 and the related disclosure:

Reporting Person	Sole Power(1) to Vote	Shared Power(1) to Vote	Sole Power(1) to Dispose	Shared Power(1) To Dispose	Percentage(1) Of Class (not as a Group)	Aggregate(2)(3) Beneficial Ownership	Percentage(2) (3) Of Class (as a Group)

Alps	1,544,341	0	1,544,341	0	8.4%	6,751,470	33.2%

D. Case Trust	516,286	0	516,286	0	2.9%	6,751,470	33.2%

D. Case Estate	27,000	0	27,000	0	0.15%	6,751,470	33.2%

S. Case Trust	128,663	0	128,663	0	0.72%	6,751,470	33.2%

Fulton & Cole	0	869,507	0	869,507	4.8%	6,751,470	33.2%

Spitters	320,452	0	320,452	0	1.8%	6,751,470	33.2%

Campbell Associates	0	2,442	0	2,442	0.01%	6,751,470	33.2%

H&Q Group	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,751,470	33.2%

H&Q California	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,751,470	33.2%

H&Q Guaranty Finance	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,751,470	33.2%

Campbell	293,518	3,051,703(3)(4)	293,518	3,051,703(3)(4)	18.5%	6,751,470	33.2%

Guaranty Finance Management	0	2,786,632(3)	0	2,786,632(3)	14.6%	6,751,470	33.2%

(1)   Calculated in accordance with Rule 13d-3 of the Exchange Act, excluding shares owned beneficially solely because of the formation of a Group.

(2)   Calculated in accordance with Rule 13d-3 of the Exchange Act, including shares owned beneficially solely because of the formation of a Group.

(3)   Includes shares of Common Stock issuable upon the conversion of the Issuer’s Series A Preferred Stock, which Common Stock is excluded from the Group Shares.

(4)   Includes shares of Common Stock held in the name of Campbell Associates and Delaware Charter Guaranty & Trust Co., Custodian for the Plan.

16

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

No Change, except for the matters disclosed in Item 5 herein.

Item 7.    Material to be Filed as Exhibits.

The following exhibits to this Statement on Schedule 13D are filed herewith:

1.             Joint Filing Undertaking as required by Rule 13d-1(k).

2.             Agreement, dated as of January 16, 2003, by and among Alps, Campbell Associates, the Plan, the D. Case Trust, the D. Case Estate, the S. Case Trust, Fulton & Cole, H&Q Guaranty Finance and Spitters (with corrected signature page from Spitters).

17

SIGNATURE

Each party, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2003

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name: Steven N. Machtinger
Title: Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name: Steven N. Machtinger
Title: General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name: David Golden
Title: Member of Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Donald M. Campbell
Chief Executive Officer and Manager

ALPS INVESTMENT, LLC

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

CAMPBELL ASSOCIATES

By:	/s/ Donald M. Campbell
Name:	Donald M. Campbell
Title:	General Partner

DONALD M. CAMPBELL MONEY PURCHASE PENSION PLAN

By:	/s/ Donald M. Campbell
Donald M. Campbell
Beneficiary

DANIEL H. CASE III LIVING TRUST U/A DATED 7/17/00

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

ESTATE OF DANIEL H. CASE

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

STACEY B. CASE LIVING TRUST

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

MICHAEL D. FULTON

By:	/s/ Michael D. Fulton

KATHERYN E. COLE

By:	/s/ Katheryn E. Cole

LAURENCE L. SPITTERS

By:	/s/ Donald M. Campbell
Donald M. Campbell
Attorney-in-Fact*

* Pursuant to a Power-of-Attorney granted to Donald M. Campbell in the Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Common Stock deemed to be beneficially owned by each of them.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness or accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information contained therein concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 28th day of January, 2003.

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name:	David Golden
Title:	Member of Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Donald M. Campbell
Chief Executive Officer and Manager

ALPS INVESTMENT, LLC

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

CAMPBELL ASSOCIATES

By:	/s/ Donald M. Campbell
Name:	Donald M. Campbell
Title:	General Partner

DONALD M. CAMPBELL MONEY PURCHASE PENSION PLAN

By:	/s/ Donald M. Campbell
Donald M. Campbell
Beneficiary

DANIEL H. CASE III LIVING TRUST U/A DATED 7/17/00

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

ESTATE OF DANIEL H. CASE

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

STACEY B. CASE LIVING TRUST

By:	Ka Po'e Hana, LLC, its Manager
By:	/s/ Joseph Rymal
Title:	Vice President

MICHAEL D. FULTON

By:	/s/ Michael D. Fulton

KATHERYN E. COLE

By:	/s/ Katheryn E. Cole

LAURENCE L. SPITTERS

By:	/s/ Donald M. Campbell
Donald M. Campbell
Attorney-in-Fact*

* Pursuant to a Power-of-Attorney granted to Donald M. Campbell in the Agreement